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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-08140

                                                             CUSIP Number 339130

                                   ----------

(Check One): [ ] Form 10-K  [ ] Form 20-F  [X] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: December 27, 2002

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________



                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:                     Fleming Companies, Inc.
Former Name if Applicable:                   Not Applicable

Address of Principal Executive Office:       1945 Lakepointe Drive
City, State and Zip Code:                    Lewisville, Texas 75057



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                        PART II - RULES 12b-25(b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Fleming Companies, Inc. 401(k) Plan (the "Plan") will file its Annual Report on Form 11-K for the fiscal year ended December 27, 2002 (the "2002 Form 11-K") on a delayed basis in order to complete the audit of the Plan. The audit has been delayed in part due to the significant business issues and developments affecting Fleming Companies, Inc. (the "Company"), including the Company's and its United States subsidiaries' voluntary Chapter 11 bankruptcy filings on April 1, 2003.

                           PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Rebecca A. Roof                 (972) 906-8000
         ---------------                 ---------------
            (Name)                (Area Code)(Telephone Number)


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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 28, 2002 or its Quarterly Report on Form 10-Q for the period ending April 19, 2003. All Plan periodic reports have been timely filed during the preceding 12 months.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             Fleming Companies, Inc.
                ------------------------------------------------
                (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 25, 2003                  By: /s/ REBECCA A. ROOF
                                      ------------------------------------------
                                      Rebecca A. Roof
                                      Interim Chief Financial Officer


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